SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)1

                             ECC INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    268255106
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 13, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                 (Page 1 of 13)

                             Exhibit Index on Page 7
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 268255106                   13D          Page 2 of 13 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      1,952,500
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING
 PERSON WITH
                   8         SHARED VOTING POWER

                                   -0-
                ----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                   1,952,500
                ----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,952,500
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         23.4%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         PN
================================================================================

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CUSIP No. 268255106                   13D          Page 3 of 13 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
  NUMBER OF        7        SOLE VOTING POWER
    SHARES
 BENEFICIALLY                     1,957,501
OWNED BY EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                   8        SHARED VOTING POWER

                                  - 0 -
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  1,957,501
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,957,501
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      23.4%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         IN
================================================================================

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CUSIP No. 268255106                   13D          Page 4 of 13 Pages
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         The following constitutes Amendment No. 6 the Schedule 13D filed by the undersigned (the "Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 1,952,500 Shares of Common Stock owned by Steel Partners II is $5,694,067. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 5,001 Shares of Common Stock beneficially owned by Warren G. Lichtenstein is $16,141. The Shares of Common Stock beneficially owned by Warren G. Lichtenstein were acquired with personal funds.

Item 4 is amended to add the following paragraphs:

Item 4.           Purpose of Transaction.

                  On September 16,1999, the Reporting Persons entered into an agreement (the "Agreement") with the Issuer, a copy of which is attached hereto as Exhibit 3. Reference is made to Exhibit 3 for the complete terms of the Agreement. The Agreement provides, among other things, for the nomination of Warren Lichtenstein and James Henderson to be elected to the Board of Directors of the Issuer. The Agreement also provides for a maximum of eight members to serve on the Board of the Issuer an agreement by the Issuer to amend its By-laws in order to allow the removal of directors with or without cause at a special meeting of stockholder of the Issuer. The Agreement terminates on the date immediately following the date of the Company's 2000 annual meeting of stockholders.

                  On September 16, 1999, the Issuer and the Reporting Persons issued a joint press release (the "Joint Press Release"), pursuant to the terms of the Standstill Agreement, copy of which is attached hereto as Exhibit 4. Reference is made to Exhibit 4 for the complete text of the Joint Press Release.

Items 5(a) and (b) are hereby amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,363,603 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

                  As of the close of business on September 16, 1999, Steel Partners II beneficially owns 1,952,500 Shares of Common Stock, constituting approximately 23.4% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,957,501 Shares, representing approximately 23.4% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,952,500 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

 Item 5(c) is hereby amended to read as follows:


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CUSIP No. 268255106                   13D          Page 5 of 13 Pages
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                  (c)      Steel Partners II, L.P. engaged in the following
transactions in the Issuer's Common Stock in the last 60 days.



 Number of Shares               Purchase Price Per      Date of Purchase
    Purchased                         Share

     700,000                         3.28470                9/13/99
      10,000                         3.54000                9/14/99


Item 6 is amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  On September 16, 1999, the Reporting Persons entered into the Agreement, a copy of which is attached hereto as Exhibit 3. See Item 4 for a brief description of the Agreement.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7 is hereby amended to add the following:

Item 7.           Material to be Filed as Exhibits.


                  3.       Settlement  Agreement  dated as of September 16, 1999
                           by  and  between  ECC  International   Corp.,   Steel
                           Partners II, L.P. and Warren G. Lichtenstein.

                  4.       Joint Press Release dated September 16, 1999.



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CUSIP No. 268255106                   13D          Page 6 of 13 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 16, 1999




                                              STEEL PARTNERS II, L.P.

                                              By: Steel Partners, L.L.C.
                                                  General Partner

                                              By: /s/ Warren G. Lichtenstein
                                                  -----------------------------
                                                  Warren G. Lichtenstein
                                                  Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              ---------------------------------
                                               WARREN G. LICHTENSTEIN

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CUSIP No. 268255106                   13D          Page 7 of 13 Pages
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                                  EXHIBIT INDEX


Exhibit                                                                   Page
-------                                                                   ----
1.       Joint Filing Agreement                                            -
2.       Power of Attorney                                                 -
3.       Settlement Agreement dated as of September 16,                    8
         1999 by and between ECC International Corp.,
         Steel Partners II, L.P. and Warren G.
         Lichtenstein.
4.       Joint Press Release dated September 16, 1999                      13

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CUSIP No. 268255106                   13D          Page 8 of 13 Pages
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                                    AGREEMENT

         THIS AGREEMENT (the "Agreement"), made this 16th day of September, 1999, is entered into by ECC International Corp., a Delaware corporation (the "Company"), Steel Partners II, L.P., a Delaware limited partnership (together with its affiliates, "Steel") and Warren G.
Lichtenstein ("Lichtenstein").

         Steel and Lichtenstein currently own an aggregate of 1,957,501 shares of Common Stock, $.10 par value per share, of the Company. For purposes of this Agreement, "Voting Securities" shall mean all classes of capital stock of the Company which are then entitled to vote generally in the election of directors of the Company. In consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, and in order to provide a constructive and mutually beneficially relationship among the Company, Steel and Lichtenstein, the parties agree as follows:

1.       TERM OF AGREEMENT AND TERMINATION

                  (a) The respective covenants and agreements of the Company, Steel and Lichtenstein contained in this Agreement will continue in full force and effect until the date immediately following the date of the Company's Annual Meeting of Stockholders held in calendar year 2000 (the "Termination Date"), unless earlier terminated in accordance with Section 1(b).

                  (b) Either party may terminate this Agreement, in its sole discretion, if the other party fails to perform or observe in any material respects any of its obligations pursuant to this Agreement, including any decision by either Lichtenstein or James R. Henderson ("Henderson") not to be elected to the Company's Board of Directors (the "Board") at the annual meeting scheduled for November 10, 1999.

                  (c) From and after the Termination Date or earlier termination of this Agreement, the covenants of the parties set forth herein shall be of no further force or effect and the parties shall be under no further obligation with respect thereto provided, however, that Section 2(c) shall survive the termination of this Agreement.

2.       COVENANTS OF THE COMPANY

                 (a) The Company shall cause Lichtenstein and Henderson to be nominated by the Board at the meeting of the Board to be held on September 16, 1999, for election to the Board at the annual meeting of stockholders to be held on November 10, 1999. Until the Termination Date or earlier termination of this Agreement, the

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CUSIP No. 268255106                   13D          Page 9 of 13 Pages
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Board shall include  Lichtenstein  and Henderson (for so long as each is willing to serve as a director) in the slate of nominees recommended by the Board to stockholders for election as directors at each annual meeting of stockholders of
the  Company   commencing   with  the  November  10,  1999  annual   meeting  of
stockholders.

                 (b) Until the Termination Date or earlier termination of this Agreement, the number of members of the Board shall not exceed eight (8).

                 (c) The Company shall not hold the 2001 Annual Meeting of Stockholders of the Company on a date prior to June 30, 2001.

                 (d) At the meeting of the Board of Directors to be held on September 16, 1999, the Company's By-Laws shall be amended to provide that, for the period commencing on the date immediately following the date of the Company's Annual Meeting of Stockholders held in calendar year 2000 and ending on the date of the Company's Annual Meeting of Stockholders held in calendar year 2001, any director or the entire Board of Directors may be removed, with or without cause, at any special meeting of stockholders called for such purpose by the holders of a majority of the shares present at such meeting and entitled to vote thereat. Such By-Law amendment shall not be amended prior to the election of Lichtenstein and Henderson to the Board, and shall thereafter only be amended with the consent of Messrs. Lichtenstein and Henderson.

3.       COVENANTS OF STEEL AND LICHTENSTEIN

         Prior to the Termination Date or earlier termination of this Agreement:

                 (a) Each of Steel and Lichtenstein shall take all such action as may be required so that all Voting Securities beneficially owned by either of them are voted for the slate of director nominees recommended by the majority of the directors of the Company to be voted on at any annual or special meeting of stockholders or by written consent of stockholders in lieu of a meeting. Each of Steel and Lichtenstein, as holders of Voting Securities, shall be present, in person or by proxy, at all meetings of stockholders of the Company so that all Voting Securities beneficially owned by them may be counted for the purpose of determining the presence of a quorum at such meetings.

                 (b) Neither Steel nor Lichtenstein shall deposit any Voting Securities in a voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of such Voting Securities.

                 (c) Neither Steel nor Lichtenstein shall join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities, or

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CUSIP No. 268255106                   13D          Page 10 of 13 Pages
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otherwise  become a "person"  within the  meaning  of  Section  13(d)(3)  of the
Securities and Exchange Act of 1934, as amended (the "Exchange Act") (in each case other than solely with each other).

                 (d) Neither Steel nor Lichtenstein, as holders of Voting Securities, shall call, or join in a call for, a special meeting of the stockholders of the Company.

4.       MISCELLANEOUS

                 (e) Each of the parties hereto acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they may be entitled at law or equity.

                 (f) If any provisions of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

                 (g) As used herein, the term "affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act.

                 (h) This Agreement contains the entire understanding of the parties with respect to the transactions contemplated hereby and this Agreement may be amended only by an agreement in writing executed by the parties hereto.

                 (i) All notices, consents, requests, instructions, approvals and other communications provided for herein shall be validly given, made or served, if in writing and delivered personally, by telecopy or sent by registered mail, postage prepaid or overnight courier, if to:

The Company:               ECC International Corp.
                           2001 West Oak Ridge Road
                           Orlando, FL  32839-3981
                           Attn: President
                           fax: (407) 888-3454

                                      -3-
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CUSIP No. 268255106                   13D          Page 11 of 13 Pages
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         Copies to:        General Merrill A. McPeak
                           17360 SW Grandview
                           Lake Oswego, OR  97034
                           fax: (503) 699-2036

                           Hale and Dorr LLP
                           60 State Street
                           Boston, MA  02109
                           Attn: Martin S. Kaplan, P.C.
                           fax: (617) 526-5000

Steel:                     Steel Partners II, L.P.
                           150 East 52nd Street, 21st Floor
                           New York, NY  10022
                           Attn: Warren G. Lichtenstein
                           fax: (212) 813-2198

         Copy to:          Olshan Grundman Frome Rosenzweig & Wolosky LLP
                           505 Park Avenue
                           New York, NY  10022
                           Attn: Steven Wolosky, Esq.
                           fax: (212) 755-1467

Lichtenstein:              c/o Steel Partners II, L.P.
                           150 East 52nd Street, 21st Floor
                           New York, NY  10022
                           fax: (212) 813-2198

         Copy to:          Olshan Grundman Frome Rosenzweig & Wolosky LLP
                           505 Park Avenue
                           New York, NY  10022
                           Attn: Steven Wolosky, Esq.
                           fax: (212) 755-1467

or to such other address or telecopy number as any party may, from time to time, designate in a written notice given in a like manner. Notice given by telecopy shall be deemed delivered on the day the sender receives telecopy confirmation that such notice was received at the telecopier number of the addressee. Notice given by mail as set out above shall be deemed delivered five days after the date the same is postmarked.

                 (j) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein.

                                    * * * * *
                                      -4-

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CUSIP No. 268255106                   13D          Page 12 of 13 Pages
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         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal, all as of the day and year first above written.

                                            ECC INTERNATIONAL CORP.


                                            By: /s/ Merrill A. McPeak
                                                -------------------------
                                            Name: Merrill A. McPeak
                                            Title:   Chairman of the Board


                                            STEEL PARTNERS II, L.P..



                                            By: /s/ Warren G. Lichtenstein
                                                ---------------------------
                                            Name: Warren G. Lichtenstein
                                            Title:   General Partner


                                            /s/ Warren G. Lichtenstein
                                            -------------------------------
                                            Warren G. Lichtenstein


                                      -5-

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CUSIP No. 268255106                   13D          Page 13 of 13 Pages
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                ECC International Nominates Two New Board Members

ORLANDO,  Fla.--(BUSINESS  WIRE)--Sept. 16, 1999--ECC International Corp. (NYSE:
ECC - news) announced today that its board of directors has nominated Warren G. Lichtenstein and James R. Henderson for election as directors at the annual stockholders' meeting scheduled for November 10, 1999.

Both Lichtenstein and Henderson are affiliated with Steel Partners II, L.P., a Delaware limited partnership that invests in corporate securities. Steel Partners currently holds approximately 23.2% of the outstanding shares of common stock of ECC.

ECC and Steel Partners have entered into an agreement that provides for the management slate for election to the board of directors to include Lichtenstein, Henderson and the current members of the board. The agreement provides that the same candidates shall constitute the management slate at the annual
stockholders'   meeting  in  calendar  year  2000.   The  agreement   terminates
thereafter.

General Merrill A. McPeak, chairman of the ECC board of directors, stated, "We are extremely pleased that Steel Partners, along with Warren Lichtenstein and James Henderson, share the ECC board of directors' vision as to the future of the company."

Dr. James C. Garrett, president-CEO of ECC, added, "Messrs. Lichtenstein and Henderson bring to the board a commitment to strategic planning and wide industry experience."

Lichtenstein said, "We believe the addition of our representatives to the board will further our shared goal to maximize value for all stockholders, and we look forward to working with the new management team in place at ECC to achieve these objectives."

ECC International Corp. is a world leader in the design, development and production of simulators and related training programs for crew, operator and maintainer training. The company provides a wide range of products and services used by all branches of the U.S.
Department of Defense and by armed forces in 25 countries.

Statements in this press release regarding future plans, events and performance are forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially. The following are important factors, among others, that should be considered in evaluating any forward-looking statements: the company's actual revenue, sales order levels, overhead rates, expense levels and audit adjustments during future quarters, general economic conditions, cancellation of weapons programs, delays in contract awards, the introduction of new products by, and pricing practices of, the company's competitors, and other risks identified in the company's SEC filings. Actual results may differ materially.

Contact:

     WORDWISE Marketing Communications, Winter Park, Fla.
     Rebecca Peddie, 407/657-4818